

May 9, 2012

<u>Via Email</u>
Daniel Penn, Esq.
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom

> Re: **Central European Media Enterprises, Ltd.**
> **Schedule TO-I**
> **Filed April 30, 2012**
> **File No. 05-45747**

Dear Mr. Penn:

   We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit (a)(1)(i): Offer to Purchase

Available Information, page vii

Incorporation of documents by reference, page vii

1.   We note the reference to incorporation by reference of future filings. Please confirm your understanding that Schedule TO does <u>not</u> allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3)

>to amend the Schedule to reflect a material change in the information previously
>disclosed.

Forward-Looking Statements, page viii

2.   We note the company's attempt to "claim the protection of the safe harbor for forward-
      looking statements contained in the Private Securities Litigation Reform Act of 1995."
      The safe harbor protections for forward-looking statements do not apply, by their terms,
      to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the
      Securities Exchange Act of 1934. See also telephone interpretation I.M.2 in the July
      2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is
      available on the Commission's website at http://www.sec.gov for additional guidance.
      Please revise and confirm supplementally that you will make this clarification in all
      future filings that are made in connection with the tender offer.

3.   Additionally, we note your disclosure that you "undertake no obligation to publicly
      update or review any forward-looking statements, whether as a result of new information,
      future developments or otherwise…" This statement is inconsistent with the company's
      obligation to amend and promptly disseminate revised information in the event that its
      existing disclosure materially changes. Therefore, please revise this disclosure and refrain
      from including such language in future press releases and filings.

Conditions of the Offer, page 29

4.   A tender offer may be conditioned on a variety of events and circumstances, provided
      that they are not within the direct or indirect control of the bidder, and are drafted with
      sufficient specificity to allow for objective verification of whether or not the conditions
      have been satisfied. Your reference to "any action or inaction taken by [you]" renders the
      condition incapable of such objective verification. Please revise.

5.   Further to our comment above. The Purchaser has reserved the right to declare the
      existence of each condition's "trigger" in Purchaser's sole judgment and seemingly
      irrespective of whether the condition would be deemed to have been triggered through
      objectively verifiable means. Given that the Purchaser has reserved the right to assert the
      occurrence of the offer conditions for reasons that do not appear objectively verifiable,
      the Purchaser has created the implication that it may conduct an illusory offer in potential
      contravention of Section 14(e). Please revise the cited conditions to include an objective
      standard, such as a standard of reasonableness, against which the Purchaser's discretion
      may be judged.

6.   Further to our comments above. The condition related to "any material escalation of any
      war or armed hostilities which had commenced before April 30, 2012…" is overly broad.
      Would the escalation of armed hostilities in any region of any country in the world
      trigger the condition, even if such hostilities had no impact on the company or the offer?

Further, how is a "material" escalation being defined in this context? Please revise and clarify.

7.   Please provide a means of objective verification with respect to the condition relating to any "armed hostilities…including any act of terrorism, on or after April 30, 2012." Is the condition triggered only if such acts have a material impact on the ability of the Purchaser to complete the offer? Is the condition triggered only if such hostilities result in a material adverse impact on the company? Please revise and clarify.

8.   Please refer to the penultimate paragraph on page 30. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform noteholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Other Material Information, page 40

9.   We note the cross-reference to "Important Jurisdictional Restrictions" under this caption yet are unable to locate the disclosure to which it refers. Please revise or advise.

10.   Further to our comment above. Please confirm your understanding that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders in connection with your offer. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. In this regard, we note the qualifications set forth under this heading and elsewhere in the offer to purchase regarding the offer in foreign jurisdictions and the statement that you will not accept Notes tendered from holders in such foreign jurisdictions if in violation of the law of such jurisdiction. Please advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Jeffrey Potash, Esq.
                     DLA Piper LLP (US)